February 11, 2025

Bethany Oleynick
Legal Director and Secretary
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Infrastructure Company LLC
           Post-Effective Amendment No. 1
           Registration Statement on Form 10-12G
           Filed December 19, 2024
           File No. 000-56691
Dear Bethany Oleynick:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Form 10
Exhibits

1. We note your response to prior comment 3. Please revise the Form of Share
       Repurchase Plan filed as Exhibit 4.3 to reflect your revised disclosure that you will extend the repurchase date so that at least 10 business days would remain from the announcement of the transaction price for the applicable quarter if you extend the repurchase offer to a later date.
General

2. We note your response to prior comment 5 and your discussion of the Fifth Avenue
       opinion. You suggest that the district court   s reading is
problematic    because    any
       issuer owning and holding securities issued by a majority-owned
subsidiary     would
       nonetheless be captured as an investment company under 3(a)(1)(A).    It
does not
       appear to the staff that the district court   s reading would oblige
such a result, given the
 February 11, 2025
Page 2

      facts and circumstances nature of analysis under Section 3(a)(1)(A) (and
3(a)(1)(A)   s
      lack of a requirement for unconsolidated analysis); assuming an issuer is a bona fide holding company engaging in the business of its operating majority owned subsidiary,
      it would appear that the majority owned subsidiary   s business
including, for
      example, its income, assets, etc.   would be considered in evaluating the
parent   s
      primary business. Nevertheless, even to the extent one were to accept the view advanced in your response, please discuss whether the fact that (i) you (and affiliates of any particular Control JV) will be buying (and selling) securities on an ongoing basis and (ii) you expect the majority of Control JVs to sell their interests in portfolio companies within three to five years complicates any conclusion that a Control JV is
      merely    holding    securities. In your response, please clarify at what
level of activity
      you believe a Control JV would be    investing    rather than    holding.

3. We note your response to prior comment 6 and that in response to our query regarding the form of ownership of your underlying portfolio companies, you observed
      that    [t]he Company does not believe that the application of the principles underlying
      the Howey test should have radically different outcomes depending on the form of
      business entity used.    Please clarify whether you expect that the
underlying portfolio
      companies will be owned by Control JVs, directly and indirectly, exclusively in the form of interests meeting the definition of a security under section 2(a)(36)
      exclusively because they would be    investment contracts    (such that
analysis under
      Howey would be the appropriate mode of analysis).
4. We note your response to prior comment 8. Please expand on your analysis regarding your status as a special situation investment company to provide a comprehensive legal analysis regarding whether you believe that you are acquiring securities primarily for the purpose of making a profit in the sale of the
controlled company   s
      securities    and to use your control to rehabilitate businesses by
management reforms
      to enhance their selling values. In your response, please also:
          Cite to any authority you rely on in determining that the concept of a special situation investment company is limited only to (i) companies acquiring securities for purposes of obtaining a quick profit in the sale of the
controlled company   s
          securities and (ii) those companies investing in publicly traded securities. In addition, please provide a comprehensive legal analysis addressing your
          determination that your anticipated three to five year holding period for most
          portfolio companies does not meet such a    quick    standard. To the
extent that
          your position is based on no-action relief granted to issuers by the staff in the past, please discuss the similarities and differences to your factual circumstances and address specifically whether you can make all of the representations made by the relevant issuer.
          Describe (i) how many portfolio companies you anticipate having at any one time,
          (ii) under what circumstances you anticipate selling a portfolio company, and (iii)
          whether you anticipate likely operating any portfolio companies indefinitely and, if so, the circumstances in which you anticipate doing so.
          Address your purported primary business (of    exercising joint
control over its
          Control JVs      ) and your business description included at item 1
in the Form 10,
          which does not appear to reference any line of business in which you will sell
 February 11, 2025
Page 3

          goods or services. In this regard, your representations appear to imply that you are engaged in the business of supplying managerial assistance that will leverage the expertise of asset managers to achieve capital appreciation, notwithstanding
          the fact that the Commission has previously stated that a    holding
company [in
          contrast to a special situation investment company] generally secures control of other companies primarily for the purpose of engaging in the other companies
          line of business.    See Certain Prima Facie Investment Companies,
Release No.
          IC-10937 (Nov. 13, 1979).
5. Please expand your discussion of your directors, officers, and employees to describe their expertise and discuss whether their expertise would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. Please also discuss whether the expertise of such directors, officers, and employees would tend to indicate
       that you are    actively us[ing] your control to rehabilitate going
businesses by
       management reforms so as to enhance the selling values of the holdings." Please also
       address the approximate percentage of such persons    time that will be
devoted to
       implementing management reforms versus time devoted to engaging in portfolio
       companies    lines of business.
6. We note that you appear to take the position that income from the sale of a portfolio
       company   s securities should be considered good income for you,
assuming that it is
       passed to you via a Control JV. To the extent that this accurately describes your position, please discuss why the fact that income was earned in securities
       transactions   whether passed through an intermediary or not   does not
indicate that
       it should weigh in favor of determining that you are an investment company in your
       3(a)(1)(A) analysis. In addition, please clarify which entities (e.g, Control JVs) are consolidated and, therefore, considered in your 3(a)(1)(A) analysis of the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Evenson at 202-551-6719 or Kyle Ahlgren at 202-551-6857 if
you have questions regarding comments relating to the Investment Company Act. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Mark Brod, Esq.